Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the Inducement Grant Non-Qualified Stock Option Agreement between Orthofix International N.V. and Bradley R. Mason, the Inducement Grant Non-Qualified Stock Option Agreement between Orthofix International N.V. and Mark A. Heggestad and the Inducement Grant Restricted Stock Agreement between Orthofix International N.V. and Mark A. Heggestad, of our reports dated March 31, 2014, with respect to the consolidated financial statements and schedules of Orthofix International N.V. and the effectiveness of internal control over financial reporting of Orthofix International N.V. included in its Annual Report (Form 10-K) for the year ended December 31, 2013, filed with the Securities and Exchange Commission

/s/ Ernst & Young LLP
Dallas, Texas
May 8, 2014